Exhibit 99.5

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 CNOVA N.V. Proxy For Annual General Meeting of Shareholders (Must be presented at the meeting or received prior to 11:59 P.M. United States Eastern Daylight Time on May 15, 2015) The undersigned hereby appoints Vistra B.V., in its capacity as sole member of the proxy committee of Cnova N.V., acting singly, as proxy of the undersigned, with full power of substitution, to attend and address the Annual General Meeting of Shareholders of Cnova N.V. to be held in Amsterdam, the Netherlands on Wednesday May 20, 2015, at 2:00pm CET and, in general, to exercise all rights of the undersigned in respect of the ordinary shares in the capital of Cnova N.V., nominal value EUR 0.05 per share, to which the undersigned is entitled on April 22, 2015 (the “Shares”) in its discretion upon all matters which may properly come before such meeting, and instructs such proxy to endeavor to vote or cause to be voted the Shares at such meeting in the manner specified on the reverse side hereof. This proxy is governed by Dutch law. (Continued and to be signed on the reverse side.) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF Cnova N.V. May 20, 2015 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of and Agenda for the Annual General Meeting of Shareholders, the Explanatory Notes to the Agenda for the Annual General Meeting of Shareholders, and the Annual Report for the financial year ended December 31, 2014 are available at www.cnova.com. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Agenda item 5 Adoption of the annual accounts for the financial year 2014 Agenda item 6 Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2014 Agenda item 7 Instruction to Ernst & Young Audit for the external audit of the Company's annual accounts for the financial year 2015 Agenda item 8 Reappointment of Didier Lévêque as Non-Executive Director Agenda item 9 Appointment of Silvio José Genesini Jr. as Non-Executive Director Agenda item 10 Appointment of Antoine Giscard d'Estaing as Non-Executive Director Agenda item 11 Reappointment of Germán Pasquale Quiroga Vilardo as Executive Director Agenda item 12 Authorization of the Board to acquire ordinary shares in the capital of the Company Agenda item 13 Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares Agenda item 14 Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares FOR AGAINST ABSTAIN THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSALS 5 THROUGH 14. IF NO VOTE IS RECORDED, YOUR VOTE SHALL BE CONSIDERED A VOTE FOR THE AGENDA ITEM(S) CONCERNED. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 00033333333330000000 5 052015